
September 13, 2022

Jonathan Baliff
Chief Financial Officer
Redwire Corporation
8226 Philips Highway, Suite 101
Jacksonville, Florida 32256

> **Re: Redwire Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 11, 2022**
> **Form 8-K**
> **Furnished August 10, 2022**
> **Supplemental response letter dated September 8, 2022**
> **File No. 001-39733**

Dear Mr. Baliff:

We have reviewed your September 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2022 letter.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Supplemental Non-GAAP Information, page 50

1. We from note your response to our prior comment one that the pro forma impact on Adjusted EBITDA is calculated based on the historical results of the acquired businesses, to which the Company then applies pro forma adjustments including transaction accounting adjustments and, if applicable, autonomous entity adjustments and management adjustments. Please confirm that the amount of the adjustment presented in your table does not include any management adjustments, such as amounts for expected

cost savings or synergies. In this regard, Article 11 of Regulation S-X allows management adjustments to be presented in footnote disclosure, but should not be included in the actual pro forma adjustment. Please advise or revise accordingly.

Form 8-K furnished on August 10, 2022
Exhibit 99.1 Earnings Release, page 7

2.   We have reviewed your response to comment number two. In light of the fact that you indicate you are using this measure as a performance measure, it appears you may be violating Rule 100(b) of Regulation G by excluding changes in net working capital from the measure, which may include normal cash operating expenses. See Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. Please advise. Also, the use of the term "adjusted free cash flow" appears to imply a liquidity measure. Please provide us further details on how you use this measure as a performance measure, how it is useful to investors, and why you believe that it meets the requirements for a non-GAAP measure in Item 10(e) of Regulation SK.

        You may contact Beverly Singleton at (202) 551-3328 or Claire Erlanger at (202) 551-3301 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing